Exhibit 16.1

August 16, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Joby Aviation, Inc.’s statements (formerly known as Reinvent Technology Partners, or RTP) included under Item 4.01 of its Form 8-K/A dated August 16, 2021. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on August 10, 2021, to be effective following the filing of the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2021, which consists only of the accounts of the pre-Business Combination special purpose acquisition company, RTP. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, New York